

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 21, 2020

Carlo Alberto Sisto
President
New Holland Credit Company, LLC.
6900 Veterans Boulevard
Burr Ridge, Illinois 60527

      Re: **CNH Equipment Trust 2019-A**
                Form 10-K
                Filed March 23, 2020
                File No. 333-206749

Dear Mr. Sisto:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                              Sincerely,

                              /s/ Katherine Hsu

                              Katherine Hsu
                              Office Chief
                              Office of Structured Finance